SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold International Holdings Corp. (formerly Sungold Entertainment Corp.) as at February 29, 2004 and the interim consolidated statements of loss and deficit and cash flows and for the six months ended February 29, 2004 and for the cumulative period from April 7, 1986 (inception) to February 29, 2004 from information provided by the Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC

April 20, 2004

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED BALANCE SHEET

FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

	February 29	August 31
	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	36,339	47,928
Prepaid expenses and deposits	13,314	4,154
	49,653	52,082
PRE-DEVELOPMENT COSTS (Note 4)	781,019	762,042
CAPITAL ASSETS (Note 5)	515,508	604,282
	1,346,180	1,418,406

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	57,715	175,238
Loans payable (Note 8 a)	9,927	17,390
Obligation under capital leases (Note 6)	-	17,253
	67,642	209,881

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	19,257,759	18,574,369
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	(18,031,143)	(17,417,766)
	1,278,538	1,208,525
	1,346,180	1,418,406

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Don Harris”	Director

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)
INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004
(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	April 7, 1986	Second quarter ended		Year-to-date
	(inception) to
	February 29
	2004	2004	2003	2004	2003
	$	$	$	$	$

REVENUE
Sales	33,179	-	465	-	859
Interest income and miscellaneous	43,336	-	-	-
Gain on disposition of marketable securities	838,947	-	-	-	-
	915,462	-	465	-	859
EXPENSES
Advertising and promotion	3,185,572	20,676	147,847	46,317	515,133
Management fees	1,993,861	91,564	74,194	164,608	135,694
Professional and consulting fees	2,113,974	67,843	95,076	147,141	124,552
Investor relations	1,001,315	-	64,638	-	70,735
Travel and conference	933,817	20,318	33,973	67,968	120,238
Office and miscellaneous	776,746	32,264	36,709	42,776	52,175
Internet services	756,816	10,632	65,004	10,632	107,578
Amortization	591,476	31,317	36,432	64,266	68,462
Office rent and services	493,828	18,177	19,205	37,361	35,785
Transfer agent and filing fees	319,542	13,912	8,985	27,222	10,149
Insurance	262,765	187	21,205	375	42,409
Financing fees	218,000	-	-	-	-
Finder fees	154,031	-	-	-	-
Interest and bank charges	141,330	285	827	2,109	1,838
Stock based compensation	51,922	-	-	-	-
Settlement agreement	40,000	-	-	-	-
Prizes	34,726	-	2,918	-	5,778
Fees and commissions	29,741	-	-	-	-
Interest on capital leases	26,628	299	3,274	1,005	5,641
Loss on disposition of capital assets	823	823	-	823	-
Corporate capital tax	500	-	-	-	-
Foreign exchange loss (gain)	(12,866)	2,649	3,772	774	(1,344)
	13,114,547	310,946	614,059	613,377	1,294,823
Impairment write-down of pre-development costs and investment	5,832,058	-	-	-	-
	18,946,605	310,946	614,059	613,377	1,294,823
LOSS	18,031,143	310,946	613,594	613,377	1,293,964
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – BEGINNING	-	17,720,197	13,480,178	17,417,766	12,799,808
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – ENDING	18,031,143	18,031,143	14,093,772	18,031,143	14,093,772

Weighted average number of shares		87,098,256	56,521,761	87,098,256	56,521,761
Adjusted for September 8, 2003, 21 for 20 stock split (Note 7)		-	3,993,531	-	3,993,531
Adjusted weighted average number of shares		87,098,256	60,515,292	87,098,256	60,515,292

Loss per share		0.0034	0.0102	0.0069	0.0214

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004
(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

		Second quarter ended		Year-to-date
	April 7, 1986
	(inception) to
	February 29, 2004	2004	2003	2004	2003
	$	$	$	$	$
OPERATING ACTIVITIES
Loss	(18,031,143)	(310,946)	(613,594)	(613,377)	(1,293,964)
Items not involving cash:
Amortization	591,476	31,317	36,432	64,266	68,462
Debt settled by issuance of private placement units	1,265,951	364,226	-	683,390	-
Loss on disposition of capital assets	14,855	823	-	823	-
Stock-based compensation	51,922	-	-	-	-
Write-down of pre-development costs and investment	5,832,057	-	-	-	-
Gain on disposition of marketable securities	(838,947)	-	-	-	-
	(11,113,829)	85,420	(577,162)	135,102	(1,225,502)
Cash provided by changes in non-cash working capital items:
Prepaid expenses	(13,314)	(10,504)	(60,348)	(9,160)	140,867
Accounts payable and accrued liabilities	57,715	(85,901)	141,542	(117,523)	171,275
Loans payable (repaid)	9,927	(4,663)	-	(7,463)	(282,187)
Shares subscription receivable	-	-	115,673	-	-
	(11,059,501)	(15,648)	(380,295)	956	(1,195,547)
INVESTING ACTIVITIES
Pre-development costs	(5,225,692)	(18,777)	(4,375)	(18,977)	(8,154)
Acquisition of capital assets	(1,103,025)	-	(66,707)	-	(109,357)
	(6,328,717)	(18,777)	(71,082)	(18,977)	(117,511)
FINANCING ACTIVITIES
Repayment of capital leases liability	(57,029)	(11,713)	(5,735)	(17,253)	(10,580)
Proceeds of disposition of capital assets	38,031	23,685	-	23,685	-
Issuance of shares	15,717,808	-	476,995	-	1,368,553
Proceeds of disposition of marketable securities	1,725,747	-	-	-	-
	17,424,557	11,972	471,260	6,432	1,357,973
INCREASE (DECREASE) IN CASH	36,339	(22,453)	19,883	(11,589)	44,915
CASH – beginning	-	58,792	48,804	47,928	23,772
CASH – ending	36,339	36,339	68,687	36,339	68,687

Notes to statement of cash flow:
1) Cash consists of balances with banks
2) Interest and income taxes paid:
Interest paid	167,958	584	3,745	3,114	7,616
Income taxes paid	-	-	-	-	-
3) During the period, the Company issued 6,500,000 private placement units to settle $364,226 of debts (year-to-date 10,500,000 private placement units to settle $683,390 of debts)

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

Note 1

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2003. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2

GOING CONCERN AND NATURE OF OPERATIONS

On December 12, 2003, the Company changed its name from Sungold Entertainment Corp. to Sungold International Holdings Corp. (“the Company”) and continued under the Canada Business Corporate Act from the British Columbia Company Act. In connection with the Company’s name change and continuation the Company changed its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board. The principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.

Note 3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

../2

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -2-

NOTE 4	PRE-DEVELOPMENT COSTS

a)

Vancouver Racecourse / Richmond Equine Training Centre project

In September 2003, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2004. (See related party transactions note 8 b).

	August 31		Impairment	February 29
	2003	Additions	Write off	2004
	$	$	$	$
Consulting and legal fees	613,799	-	-	613,799
Other direct costs	1,528	-	-	1,528
	615,327	-	-	615,327

b)	HorsepowerTM Software Development project

	August 31		Impairment	February 29
	2003	Additions	Write off	2004
	$	$	$	$
Legal and consulting fees	58,999	-	-	58,999

c)	SafeSpending project

	August 31		Impairment	February 29
	2003	Additions	Write off	2004
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	25,416	18,977	-	44,393
	87,716	18,977	-	106,693

	August 31		Impairment	February 29
	2003	Additions	Write off	2004
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	762,042	18,977	-	781,019

../3

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -3-

Note 5	CAPITAL ASSETS

		February 29		August 31
		2004		2003
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Internet software – HorsepowerTM	761,104	336,577	424,527	471,697
Computer equipment (1), (2)	313,057	222,076	90,981	85,619
Computers under capital leases (1)	-	-	-	23,784
Furniture and fixtures (2)	-	-	-	23,182

	1,074,161	558,653	515,508	604,282

(1)	During this second quarter, the Company paid out its capital leases, as a result, all computers under capital leases were reclassified to computer equipment.

(2)	During this second quarter, furniture and fixtures, and a computer were sold to a management consultant of the Company at market value.

Note 6	OBLIGATION UNDER CAPITAL LEASES

	February 29	August 31
	2004	2003
	$	$
Total minimum lease payments	-	18,252
Less amount representing interest	-	(999)
Balance of obligations	-	17,253
Less current portion	-	(17,253)
Non-current portion	-	-

During this second quarter, the Company paid out its capital leases.

../4

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -4-

Note 7	SHARE CAPITAL

	February 29	August 31
	2004	2003
	$	$
Authorized: (See Subsequent events note 9)
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value (1)
100,000,000 Class “B” preference shares
without par value (2)

Issued and outstanding:
94,364,740 common
(August 31, 2003 – 79,871,209 common)	19,257,759	18,574,369

(1)	On December 12, 2003, 100,000,000 Class “A” Preference shares with a par value of $10 each were amended to be without par value.

(2)	On December 12, 2003, 100,000,000 Class “B” Preference shares with a par value of $50 each were amended to be without par value.

a)	Shares issued during the period:

	Second quarter ended		Year-to-date
	February 29, 2004		February 29, 2004
	#	$	#	$

For debt – private placements	6,500,000	364,226	10,500,000	683,390
21 for 20 stock split – Sept 8, 2003	-	-	3,993,531	-
	6,500,000	364,226	14,493,531	683,390

On September 8, 2003, the Company issued 3,993,531 shares to its existing shareholders of record September 1, 2003 pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

CICA handbook section 3500 – Earnings per Share requires the computation of earnings per share is based on the new number of outstanding shares after stock-split and adjusted retroactively for all periods presented to reflect that change.

../5

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -5-

Note 7	SHARE CAPITAL (continued)

b)

Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised / Expired	Balance Nov 30, 2003	Expiration date
Feb. 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
Feb. 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
Mar. 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
Aug. 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
Oct. 22, 2001	US$0.1000	100,000	-	-	100,000	October 22, 2006
Oct. 23, 2001	US$0.1200	100,000	-	-	100,000	October 23, 2006
Dec. 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
Jan. 4, 2002	US$0.0800	802,764	-	-	802,764	January 4, 2007
Jan. 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
May 17, 2002	US$0.0200	272,000	-	-	272,000	May 17, 2007
Oct. 11, 2002	US$0.1500	200,000	-	-	200,000	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	-	-	300,000	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	-	-	136,000	January 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	150,000	-	-	150,000	May 28, 2008

		4,154,664	-	-	4,154,664

../6

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -6-

Note 7	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised	Expired / Cancelled	Balance Nov 30, 2003	Expiration date
Oct.12, 2000	US$0.200	319,000	-	-	319,000	-	October 12, 2003
Sep.7, 2001	US$0.200	1,000,000	-	-	-	1,000,000	September 7, 2004
Oct.24, 2001	US$0.150	420,000	-	-	-	420,000	October 24, 2004
Nov.4, 2001	US$0.150	1,000,000	-	-	-	1,000,000	November 4, 2004
Dec.14, 2001	US$0.060	2,333,334	-	-	-	2,333,334	December 14, 2004
Jan.7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
Jan.30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
Mar.1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
Mar.26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
Apr. 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
Jul. 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
Jul. 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
Jul. 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
Aug. 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
Sep. 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
Nov. 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
Jan. 24, 2003	US$0.100	2,000,000	-	-	2,000,000	-	January 24, 2006
Mar. 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
Apr. 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
Jun. 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
Jul. 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
Aug. 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
Sept. 5, 2003	US$0.060	-	2,000,000	-	-	2,000,000	September 5, 2006
Oct. 31, 2003	US$0.060	-	2,000,000	-	-	2,000,000	October 31, 2006
Feb. 10, 2004	US$0.040	-	4,000,000			4,000,000	February 10, 2007
Feb. 18, 2004	US$0.045	-	2,500,000			2,500,000	February 18, 2007

		39,672,334	10,500,000	-	2,319,000	47,853,334

Note 8	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $9,927 (US$7,432) [August 31, 2003 - $17,390 (US$12,250)] are from a director and officer of the Company’s subsidiary.

	b)	The Company has a financing intention agreement with a company with a common director, related to its Richmond/ Vancouver Horseracing project. (See Pre-development Costs Note 4 a).

	c)	During the six months period management fees of $164,608 [August 31, 2003 - $286,603] were paid to the directors and officers.

	d)	During the six months period consulting fees of $67,650 [August 31, 2003 - $168,730] were paid to the directors or companies with common directors.

../7

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – See Notice to Reader)

PAGE -7-

Note 9	COMPARATIVE FIGURES The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current period.